

S   09058207   /MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- **53686**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01|01|2008__ AND ENDING __12/31/2008__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Professional Funds Distributor, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__760 Moore Rd.__

(No. and Street)

__King of Prussia__, __PA__ __19406__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Philip H. Rinnander__   __610-337-9403__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Siana Carr & O'Connor, LLP__

(Name – if individual, state last, first, middle name)

__1500 E. Lancaster Ave. Suite 202__ __Paoli,__ __PA__ __19301__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Philip H. Rinnander_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Professional Funds Distributor, LLC , as
of _December 31_ , 20 _08_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Report

PROFESSIONAL FUNDS DISTRIBUTOR, LLC

December 31, 2008 and 2007

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PROFESSIONAL FUNDS DISTRIBUTOR, LLC

Financial Statements and Supplementary Financial Information

December 31, 2008 and 2007

and

INDEPENDENT AUDITOR'S REPORT

I N D E X



SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Professional Funds Distributor, LLC (the Company) as of December 31, 2008 and 2007, and the related statements of operations and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Funds Distributor, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 18, 2009

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301   Telephone: 610-296-4200   Fax: 610-296-3659   Email: solutions@scocpa.com

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Financial Condition
December 31, 2008 and 2007

Assets	2008	2007
Cash	$199,855	$171,856
Accounts receivable	12,382	33,652
Deposits	1,294	2,711
Marketable securities	59	77
Property and equipment, net	1,109	1,752
Total assets	$214,699	$210,048

Liabilities and member's equity		
Liabilities:		
Accrued expenses	$ 7,000	$ 5,110
Payables to non-customers	36,898	33,704
Total liabilities	43,898	38,814
Member's equity	170,801	171,234
Total liabilities and member's equity	$214,699	$210,048

(The accompanying notes are an integral part of these financial statements.)

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Operations and Member's Equity
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Consulting income	$292,875	$248,750
Interest income	2,915	62,238
Other income	-0-	35,000
Unrealized loss on marketable securities	(38)	(123)
Total revenues	295,752	345,865
Expenses:		
Advertising	20,590	13,920
Consulting	249,000	332,500
Depreciation	643	529
Insurance	699	706
Licenses and permits	24,941	31,737
Office supplies & expense	7,251	6,892
Postage and delivery	964	1,196
Professional fees	9,589	7,942
Rent	4,000	4,000
Travel and entertainment	491	2,428
Expense reimbursements from customers	(21,983)	(47,752)
Total expenses	296,185	354,098
Net loss	(433)	(8,233)
Member's equity - beginning of year	171,234	184,467
Member distributions	-0-	(5,000)
Member's equity - end of year	$170,801	$171,234

(The accompanying notes are an integral part of these financial statements.)

- 3 -

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (433)	$ (8,233)
Adjustments to reconcile net loss to		
net cash provided (used) by operating activities:		
Depreciation	643	529
Unrealized loss on marketable securities	38	123
(Increase) decrease in accounts receivable	21,270	(14,548)
Decrease in deposits	1,417	2,825
Increase (decrease) in accrued expenses	1,890	(590)
Increase (decrease) in payables to non-customers	3,194	(1,609,918)
Net cash provided (used) by operating activities	28,019	(1,629,812)
Cash flows from investing activities:		
Purchase of marketable securities	(20)	(20)
Net cash used by investing activities	(20)	(20)
Cash flows from financing activities:		
Member distributions	-0-	(5,000)
Net cash used by financing activities	-0-	(5,000)
Net increase (decrease) in cash	27,999	(1,634,832)
Cash - beginning of year	171,856	1,806,688
Cash - end of year	$199,855	$ 171,856

(The accompanying notes are an integral part of these financial statements.)

- 4 -

(1) ORGANIZATION AND BACKGROUND

Professional Funds Distributor, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a single member Delaware limited liability company.

(2) SIGNIFICANT ACCOUNTING POLICIES

Consulting income

The Company earns consulting income in the form of an annual fee that is received on a monthly and quarterly basis. The revenue is recognized evenly over the term of the contract.

Accounts receivable

The Company carries its accounts receivable at cost and establishes an allowance for doubtful accounts based on a history of past write-offs and collections. A receivable is considered past due if payments have not been received by the Company for 90 days. Accounts are written off as uncollectible if no payments are received after 90 days. At December 31, 2008 and 2007, the Company considered accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes

The Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the member on his individual tax return.

(3) CONCENTRATIONS OF CREDIT RISK

Cash in excess of FDIC insurance

At various times during the year, the Company's cash balances exceeded the federally insured limit of $250,000. At December 31, 2008, the Company did not have an uninsured cash balance.

(4) MAJOR CUSTOMERS

The Company serves as a distributor and principal underwriter for a few large customers. For the years ended December 31, 2008 and 2007, consulting income received from these customers represented 78% and 80% of total revenues, respectively. Under some of these agreements, the Company is to be reimbursed for all registration fees and various out-of-pocket expenses. Reimbursements from these customers totaled $13,917 and $37,364 for the years ended December 31, 2008 and 2007, respectively.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $156,007, which was $151,007 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .28 to 1 as of December 31, 2008.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customers accounts. The Company is exempt from this under SEC Rule 15c3-3(k)(1), because its business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities. Therefore, Schedules II and III on pages 8 and 9 are not applicable.

(6) RELATED PARTY TRANSACTIONS

The Company has a servicing agreement with a party related through common ownership under which it received office space and professional services. Effective January 1, 2009, the Company renewed the above agreement for one year for a minimum of $222,000, subject to adjustment for actual expenses incurred. Under this agreement, the Company receives office space and professional services. Servicing fees paid under these agreements totaled $237,000 and $323,500 for the years ended December 31, 2008 and 2007, respectively, and have been included in consulting expense. If the Company was autonomous, its financial position and results of operations could significantly differ from those presented as of and for the years ended December 31, 2008 and 2007.

(7) LEASE COMMITMENTS

The Company leases additional office space under a license agreement. This agreement renews annually. Rent expense incurred in connection with this lease was $4,000 for each of the years ended December 31, 2008 and 2007.

SUPPLEMENTARY

FINANCIAL

INFORMATION

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Net capital:	
Total member's equity	$170,801
Less - ownership equity not allowable for net capital	-0-
Total member's equity qualified for net capital	170,801
Less - total non-allowable assets	14,785
Less - haircuts on securities	9
Net capital	$156,007
Aggregate indebtedness	$ 43,898
Total aggregate indebtedness	$ 43,898
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	156,007
Excess of net capital	$151,007
Excess of net capital at 1000%	$151,617
Ratio of aggregate indebtedness to net capital	.28 to 1

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

**Not Applicable: The Company's business
is limited to the distribution of mutual funds and/or
variable life insurance or annuities. The Company does
not hold customer funds or safekeep customer securities.**

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Information Relating to Possession or Control Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

**Not Applicable: The Company's business
is limited to the distribution of mutual funds and/or
variable life insurance or annuities. The Company does
not hold customer funds or safekeep customer securities.**

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Notes to Supplemental Schedules
December 31, 2008

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2008 Focus Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2008 FOCUS Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Year Ended December 31, 2008

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements of Professional Funds Distributor, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3.   Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 18, 2009